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SEC FILE NUMBER
8- 67058

KH 3/10

SEC Mail Processing RECEIVED FEB 25 2014

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bluerock Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

11 Fish Cove Road
(No. and Street)

Meredith	NH	03253
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

1111 Michigan Avenue, Suite 100	East Lansing	MI	48823
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SP 3/21/14

OATH OR AFFIRMATION

I, Larry Mulder, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bluerock Capital Markets, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Signature

President

Title

[illegible]
Notary Public - State of New York
NO. [illegible]
Qualified in Suffolk County
My Commission Expires [illegible]

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

Independent Auditor's Report

To the Officers and Member
Bluerock Capital Markets, LLC

Report on the Financial Statements

We have audited the accompanying financial statements of Bluerock Capital Markets, LLC (the "Company"), which comprise the balance sheet as of December 31, 2013 and the related statements of operations, member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express opinions on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

To the Officers and Member
Bluerock Capital Markets, LLC

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bluerock Capital Markets, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended, in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

East Lansing, Michigan
February 7, 2014

Bluerock Capital Markets, LLC

Balance Sheet
December 31, 2013

Assets

Cash	$ 235,800
Commissions receivable	15,600
Loan receivable - Related party (Note 4)	123,000
Prepaid expenses and other assets	134,782
Equipment and software - Net (Note 3)	133,694
Total assets	$ 642,876

Liabilities and Member's Equity

Liabilities	
Payable to commissioned agents	$ 60,000
Accounts payable, accrued, and other liabilities	114,854
Total liabilities	174,854
Member's Equity	468,022
Total liabilities and member's equity	$ 642,876

Statement of Operations
Year Ended December 31, 2013

Revenue	
Commissions (Note 5)	$ 4,725,367
Other income	150
Total revenue	4,725,517
Expenses	
Commissions	3,632,495
Employment expenses	2,708,097
Travel and entertainment	1,280,651
Professional fees	486,568
General and administrative	366,391
Total expenses	8,474,202
Net Loss	$ (3,748,685)

Bluerock Capital Markets, LLC

Statement of Member's Equity
Year Ended December 31, 2013

Balance - January 1, 2013	$ 306,925
Net loss	(3,748,685)
Member contributions (Note 5)	3,909,782
Balance - December 31, 2013	$ 468,022

See Notes to Financial Statements.

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities	
Net loss	$ (3,748,685)
Adjustments to reconcile net loss to net cash from operating activities:	
Depreciation	38,597
Increase in operating assets:	
Prepaid expenses and other assets	(47,093)
Commissions receivable	(15,441)
Decrease in operating liabilities:	
Accounts payable	(13,054)
Accrued expenses	(68,716)
Total adjustments	(105,707)
Net cash used in operating activities	(3,854,392)
Cash Flows from Investing Activities	
Cash paid for property and equipment	(60,075)
Issuance of related party note receivable	(123,000)
Net cash used in investing activities	(183,075)
Cash Flows from Financing Activities - Member contributions	3,909,782
Net Decrease in cash	(127,685)
Cash - Beginning of year	363,485
Cash - End of year	$ 235,800

See Notes to Financial Statements.

Note 1 - Nature of Business and Significant Accounting Policies

Organization and Nature of Business - Bluerock Capital Markets, LLC (the "Company") is a Massachusetts limited liability company that is registered with the Securities and Exchange Commission for the purpose of conducting business as a broker-dealer in securities. The Company was started on August 5, 2005 as Sunbelt New England Equities. It was then sold to Halcyon Holdings on June 15, 2009 and the name changed to Halcyon Capital Markets, LLC. BR Capital Markets purchased 20 percent of the Company's LLC units on December 23, 2010. BR Capital Markets purchased the remaining LLC units in 60 percent and 20 percent increments on April 5, 2011 and October 21, 2011, respectively. Upon completion of these purchases, the Company's name was changed to Bluerock Capital Markets, LLC.

Basis of Accounting - The Company maintains its accounting records and prepares its financial statements on an accrual basis, which is in accordance with accounting principles generally accepted in the United States of America.

Cash - For financial statement purposes, the Company considers all liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable - Commissions receivable are based on current contracts and stated at net amounts due. The Company considers all commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts are determined to be uncollectible, they are charged to operations at the time of such determination.

Note Receivable - Notes receivable are reported at outstanding principal balances. Interest is accrued on unpaid principal balances. Due to the Company's knowledge of and involvement with the borrower (a related party), the Company is able to monitor credit quality through an assessment of the specific borrower, including a periodic review of the financial information of the borrower, rather than utilizing a credit quality indicator statistic for monitoring purposes. The need for an allowance for loan losses is evaluated on a regular basis by management and is based upon management's periodic review of the collectibility of the loan in light of historical experience, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

Note 1 - Nature of Business and Significant Accounting Policies (Continued)

As of December 31, 2013, no allowance for loan losses was recorded and no impairments were recognized as all amounts were deemed collectible and the note is contractually current. As such, the loan receivable is considered performing from a credit risk perspective.

Equipment and Software - Equipment and software are recorded at cost. Depreciation is computed using straight-line methods for all assets over periods of three to five years.

Fair Value of Financial Instruments - The Company's financial instruments include cash, commissions receivable, accounts payable, and accrued liabilities. The carrying value of these instruments approximates their estimated fair value.

Impairment of Long-lived Assets - The Company reviews long-lived assets, including property and equipment, for impairment whenever events or changes in business circumstances indicate that the carrying amount of an asset may not be fully recoverable. An impairment loss would be recognized when the estimated future cash flows from the use of the asset are less than the carrying amount of that asset. To date, there have been no such impairment losses.

Commissions Revenue and Expense - The Company recognizes commissions revenue on a trade-date basis as securities transactions occur. The related commissions expense payable to independent agents is also recorded on the same trade-date basis.

Income Taxes - Income or loss of the Company is allocated wholly to its member. No income tax provision has been included in the financial statements since income or loss of the Company is required to be reported by the member on its income tax returns.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Note 2 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2013, the Company had net capital of $60,946, and net capital requirements of $5,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2013 was 2.87 to 1.

Note 3 - Equipment and Software

Major classes of property and equipment are as follows:

	Amount	Depreciable Life - Years
Computer equipment	$ 42,038	3-5
Furniture and fixtures	12,249	5
Leasehold improvements	3,705	5
Computer software	126,657	5
Total cost	184,650	
Accumulated depreciation	(50,956)	
Net equipment and software	$ 133,694	

Depreciation expense was $38,597 for 2013.

Repair and maintenance costs are charged to expense as incurred. All repairs or maintenance that increase the value, capacity, or lives of assets are capitalized and depreciated over their estimated useful lives.

Note 4 - Loans Receivable

The Company has provided a loan to a related party, affiliated through common ownership. This loan was funded on December 30, 2013 in the amount of $123,000 and interest will accrue at the rate of 2.5 percent per annum. The note receivable is due on demand and not collateralized.

The full amount of the loan receivable balance plus accrued interest was repaid in January 2014.

Note 5 - Related Party Transactions

For the year ended December 31, 2013, the entire amount of the Company's commission income, approximately $4.7 million, was earned from investor transactions in various investment funds related to the Company by common control.

For the year ended December 31, 2013, the Company reimbursed Bluerock Real Estate Holdings, LLC, an entity related by common control, $158,400 for shared office space in Southfield, Michigan, use of personnel, and certain overhead expenses. These costs are included in general and administrative expenses on the statement of operations.

For the year ended December 31, 2013, the Company's member, BR Capital Markets, LLC, made contributions of cash in the amount of $3,909,782 to the Company.

These transactions are conducted in the normal course of business and are measured at their exchange value, which is the amount established and agreed to by the related parties.

Note 6 - Leases

The Company leases office space in Newport Beach, California under an operating lease ending November 30, 2014. The Company also leases space for two offices (Suite A and Suite K) in Winter Park, Florida under operating leases ending July 31, 2016 and April 30, 2016, respectively.

The Company has subleased Suite A in Winter Park, Florida to an unrelated party. Sublease payments commenced on September 1, 2013 and continue through July 31, 2016.

Note 6 – Leases (Continued)

Minimum future rental payments under non-cancelable operating leases having the following payments:

Years Ending	Real Estate		Sublease	
12/31/2014	$	127,543	$	(62,603)
12/31/2015		102,206		(64,481)
12/31/2016		52,030		(38,359)
Total future lease payments	$	281,779	$	(165,443)
Total future lease payments - Net of sublease payments	$	116,336		

Note 7 - Economic Dependency

The Company is dependent on related party entities, properties, and equity offerings for revenue and equity contributions that are essential and critical, including but not limited to commission income, reimbursed costs, and member contributions. In the event that these related entities and properties are unable to provide substantial income and equity contributions, the Company would be required to seek revenue from other sources.

Note 8 - Subsequent Events

The Company has evaluated subsequent events through February 7, 2014, the date on which the financial statements were available to be issued, for possible recognition or disclosure in the financial statements.

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

Independent Auditor's Report on Supplemental Information Required by Rule 17a-5 Under the Securities Exchange Act of 1934

To the Officers and Member
Bluerock Capital Markets, LLC

We have audited the financial statements of Bluerock Capital Markets, LLC as of and for the year ended December 31, 2013 and have issued our report thereon dated February 7, 2014, which contained an unmodified opinion on those financial statements. Our audit was performed for the purpose of forming an opinion on the financial statements as a whole. The supplemental information contained in Schedules I and II, required by Rule 17a-5 under the Securities Exchange Act of 1934, is presented for the purpose of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I and II is fairly stated in all material respects in relation to the financial statements as a whole.

Plante & Moran, PLLC

East Lansing, Michigan
February 7, 2014

Schedule I - Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1
December 31, 2013

Computation of Net Capital

Total member's equity		$ 468,022
Deductions for nonallowable assets:		
Accounts receivable clearing	$ 15,600	
Prepaid expenses and other assets	134,782	
Loan receivable	123,000	
Property and equipment	133,694	
Total deductions		407,076
Net capital before haircut on securities positions		60,946
Haircut on securities positions		-
Net capital		$ 60,946

Computation of Aggregate Indebtedness

Payable to commissioned agents	$ 60,000	
Accounts payable, accrued expenses, and other liabilities	114,854	
Aggregate indebtedness		$ 174,854
Minimum dollar net capital		$ 11,657
Excess net capital		$ 49,289
Ratio of aggregate indebtedness to net capital	2.87 to 1	

Statement Pursuant to Paragraph (d)(t) of Rule 17a-5

There are no material differences between the computation above and the corresponding computation included in the Unaudited Focus Report for December 31, 2013 filed on January 22, 2014.

Schedule II - Determination of Reserve Requirements and Information Relating to Possession or Control Requirements Under Securities and Exchange Commission Rule 15c3-3
December 31, 2013

The Company is exempt from the reserve requirements of Rule 15c3-3 as its transactions are limited such that they do not handle customer funds or securities. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

plante moran

Plante & Moran, PLLC
Suite 100
1111 Michigan Ave.
East Lansing, MI 48823
Tel: 517.332.6200
Fax: 517.332.8502
plantemoran.com

Report on Internal Control Required by SEC Rule 17a-5(g)(1) for a Broker-dealer Claiming an Exemption from SEC Rule 15c3-3

To the Officers and Member
Bluerock Capital Markets, LLC

In planning and performing our audit of the financial statements of Bluerock Capital Markets, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

To the Officers and Member
Bluerock Capital Markets, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

East Lansing, Michigan
February 7, 2014

Bluerock Capital Markets, LLC

(a wholly owned Subsidiary of BR Capital Markets, LLC)

(a Massachusetts limited liability company)

Financial Report

December 31, 2013